Momentive Specialty Chemicals Inc.

180 East Broad Street

Columbus, Ohio 43215

January 24, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Specialty Chemicals Inc.
Form 10-K for the Year Ended December 31, 2012
Filed April 1, 2013
Form 10-K/A for the Year Ended December 31, 2012
Filed November 7, 2013
File No. 1-71

Dear Mr. Cash:

Momentive Specialty Chemicals Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated December 24, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed April 1, 2013 and the above-captioned Amendment No.1 to the Annual Report on Form 10-K filed November 7, 2013. The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K/A for the Year Ended December 31, 2012

General

1.	We refer you to your S-1 (333-176961-09) filed on September 22, 2011. We note you filed a post-effective amendment on April 17, 2012 to (i) include the information contained in MSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, that was filed with the SEC on April 1, 2013 and (ii) update certain other information in the Registration Statement. In light of MSC’s Form 10-K/A filed on November 17, 2013 to amend and restate the December 31, 2012 financial statements and associated disclosure items included in your original Annual Report on Form 10-K for the fiscal year ended December 31, 2012, please tell us how you are currently complying with your undertakings to file a post-effective amendment to reflect any facts or events arising after the effective date of this most recent post-effective amendment of the 2011 registration statement.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that it is in compliance with its undertakings to file a post-effective amendment under specified circumstances. The relevant undertakings require the Company to file a post-effective amendment to “reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement” (emphasis added). The Company does not believe that the amendments reflected in its Form 10-K/A for the fiscal year ended December 31, 2012 filed on November 17, 2013 (the “2012 Form 10-K/A”), which related to certain income tax reporting and associated disclosure items, constituted a “fundamental change” within the meaning of the undertakings. The Company did, however, file the entire 2012 Form 10-K/A in the form of a prospectus supplement to the registration statement pursuant to Rule 424(b)(3) on November 20, 2013. As a result, investors in the Company’s debt securities that may be sold pursuant to the registration statement will have the full benefit of the disclosure contained in the 2012 Form 10-K/A.

Management’s Discussion and Analysis of Financial Condition, page 30

Matters Impacting Comparability of Results, page 32

2.	With reference to your Consolidated Statements of Comprehensive Income on page 52, we note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translation and losses recognized from pension and postretirement benefits adjustments. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of comprehensive income for each period presented, including a discussion of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense led to the adjustments recognized.

Company Response:

In response to the Staff’s comment, the Company will expand its disclosure in the MD&A section in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, to provide a comprehensive discussion and analysis of comprehensive income for each period presented, which will include a discussion of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense led to the adjustments recognized.

Liquidity and Capital Resources, page 37

General

3.	On page 24, you indicate that cash flows generated from your subsidiaries may be subject to limitations beyond your control. In light of these limitations, in future filings, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations based on these restrictions. Please provide, if necessary, the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, to discuss restrictions on its ability to declare dividends and the resulting impact on its liquidity, financial condition and results of operations.

The Company advises the Staff that there are restrictions on the ability of certain of its subsidiaries to transfer funds to the parent in the form of cash dividends, loans or otherwise arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limiting the amount of dividends that can be distributed. In either case, the Company has alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits. Therefore, due to alternative methods of obtaining cash from its subsidiaries, the Company advises the Staff that the net assets of these subsidiaries are not restricted as defined in Rule 4-08(e). In future filings, the Company will provide additional disclosure to further describe these limitations discussed above.

Covenants Compliance, page 40

4.	You indicate that Adjusted EBITDA provides additional information to investors about your ability to comply with your financial covenants and to obtain debt in the future. Based on this disclosure as well as your other disclosures, it appears that you may consider Adjusted EBITDA to be both a non-GAAP performance measure and a non-GAAP liquidity measure. If true, please revise your disclosures in future filings to also reconcile Adjusted EBITDA your most directly comparable GAAP liquidity measure or show us how you will revise your disclosures in future filings to clarify how you use this measure.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not consider Adjusted EBITDA, as defined in the Company’s Secured Indentures, to be a non-GAAP liquidity measure. The Company has considered the guidance within Topic 9, Section 9210.5 of the U.S. Securities and Exchange Commission Division of Corporation Finance Financial Reporting Manual, which requires that covenants that impact the registrant’s ability to obtain additional debt or equity financing be addressed within the registrant’s liquidity and capital resources discussion. Accordingly, the Company has disclosed its Adjusted EBITDA to Fixed Charges Ratio covenant incurrence test, of which Adjusted EBITDA is a component. In addition, the Company has disclosed whether it is in compliance with this test as compliance with this test indicates to investors the Company’s ability to obtain or incur additional debt and access additional liquidity. The Company also advises the Staff that it considers unrestricted cash plus available borrowings under its revolving credit facility to be its primary measure of liquidity, as disclosed on page 37 within the Company’s Liquidity and Capital Resources section of the MD&A. The Company does not believe Adjusted EIBTDA itself to be a measure or quantification of the registrant’s liquidity. As such, the Company has not provided a reconciliation of Adjusted EBITDA to a comparable GAAP liquidity measure.

5.	Your Adjusted EBITDA measure includes adjustments for pro forma savings from Shared Services Agreement and pro forma cost savings and other initiatives. Please tell us supplementally and expand your disclosures in future filings to explain the pro forma nature of these adjustments including the underlying assumptions you are utilizing. Please address whether you subsequently realized your estimated cost savings.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff of the pro forma nature of the adjustments and underlying assumptions. The Company notes that Adjusted EBITDA is a defined term in the indentures that govern the Company’s notes and both the pro forma savings from the Shared Services Agreement and pro forma cost savings and other initiatives (the “Pro Forma Adjustments”) are specifically included under such definition. The Pro Forma Adjustments are not intended to represent pro forma adjustments as defined under Article 11 of Regulation S-X.

In accordance with the Company’s Secured Indentures, the Pro Forma Adjustments represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the last twelve month (“LTM”) period. The Pro Forma Adjustments include our assumptions about the likelihood of realization and estimate of such savings. Specifically, the Pro Forma Adjustments only include initiatives that are approved by senior management and therefore, deemed probable to occur. In addition, the Company also advises the Staff with reference to page 34, Results of Operations by Segment, that the estimate of cost savings within Pro Forma Adjustments are consistent with those estimated savings incorporated into the Company’s annual budgeted Segment EBITDA targets, and therefore, represent management’s best estimate of the savings to occur from such initiatives.

Savings from the Shared Services Agreement represent the unrealized savings from shared services and logistics optimization, best-of-source contractual terms, procurement savings, and regional site rationalization as a result of the Momentive Combination. Cost Reductions Savings Programs represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities.

The shared service, regional site rationalization and administrative and overhead savings are related to headcount reductions and plant/site rationalizations The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs. Best of source contractual terms, procurement and logistics savings relate to cost savings as a result of lower cost contracts for raw materials and logistics as a result of better leverage with vendors.

The Company also acknowledges the Staff’s comments regarding the subsequent realization of such savings and advises the Staff that the disclosure included on page 30 within the Company’s 2012 Overview section of the MD&A addresses the subsequent realization of such savings.

The Company also agrees with the Staff’s comment to expand the disclosures related to these pro forma adjustments in future filings (as applicable) to include the supplemental information discussed above.

Critical Accounting Estimates, page 43

Income Tax Assets and Liabilities and Related Valuation Allowances, page 43

6.	We note you released a significant portion of your U.S. deferred tax valuation allowance during 2012. In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosure address each of the following points, as appropriate:

•	Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

•	Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.

•	If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Company Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, to provide a more detailed explanation as to how the Company determined it is more likely than not that it will realize total deferred tax assets, including all of the points noted in the Staff’s comment, as applicable.

Assuming the facts and circumstances do not change, included below is a draft disclosure that the Company intends to include in its Critical Accounting Policies section of the MD&A in its Annual Report on Form 10-K for the year ending December 31, 2013. Also, to assist in the Staff’s review of this draft disclosure, the Company has underlined the specific proposed enhanced disclosures that will be included in its Critical Accounting Policies section of the MD&A in its Annual Report on Form 10-K for the year ending December 31, 2013.

“Income Tax Assets and Liabilities and Related Valuation Allowances

At December 31, 2012 and 2011, we had valuation allowances of $122 and $432, respectively, against our deferred income tax assets. At December 31, 2012, we had a $57 valuation allowance against a portion of our U.S. state net operating losses and a $65 valuation allowance against a portion of our foreign net operating loss carryforwards, primarily in Germany and the Netherlands. At December 31, 2011, we had a $432 valuation allowance against all of our net federal and state deferred income tax assets, as well as a portion of our net foreign deferred income tax assets. The valuation allowances require an assessment of both negative and positive evidence, such as operating results during the most recent three-year period. This evidence is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in certain U.S. states and foreign operations in recent periods represented sufficient negative evidence to require a valuation allowance against a portion of our U.S. state and certain foreign deferred tax assets. We intend to maintain a valuation allowance against the net deferred income tax assets until sufficient positive evidence exists to support the realization of such assets.

The Company considered all available evidence, both positive and negative, in assessing the need for a valuation allowance for deferred tax assets. The Company evaluated four possible sources of taxable income when assessing the realization of deferred tax assets:

•	Taxable income in prior carryback years;

•	Future reversals of existing taxable temporary differences;

•	Tax planning strategies; and

•	Future taxable income exclusive of reversing temporary differences and carryforwards.

The Company considered the need to maintain a valuation allowance on deferred tax assets based on management’s assessment of whether it is more likely than not that deferred tax assets would be realized based on future reversals of existing taxable temporary differences and the ability to generate sufficient taxable income within the carryback or carryforward periods available under the applicable tax law. The deferred tax liabilities are expected to reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to a portion of the deferred tax assets.

During 2012, the Company released a significant portion of the U.S. valuation allowance based on projected U.S. future earnings in excess of the $925 required to realize its net deferred tax assets. Of the $925, $866 relates to the federal net operating loss carryforward which expires in the years 2026 to 2028. The remaining $59 relates to other net deferred tax assets. The reversal of the U.S. valuation allowance was the result of a continuing trend of significant U.S. taxable income starting in tax year 2009, and the expectation that this trend will continue, due to improvements in the U.S. business and the positive impact of the Company’s cost reduction efforts.

The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the Consolidated Financial Statements. Tax benefits are recognized in the Consolidated Financial Statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement would require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. At December 31, 2012 and 2011, we recorded unrecognized tax benefits and related interest and penalties of $118 and $107, respectively.”

The Company confirms to the Staff that the anticipated future trends included in its assessment of the realizability of its deferred tax assets are the same assumptions and anticipated future trends that were incorporated into the estimated fair value of its reporting units for purposes of testing goodwill for impairment. Such assumptions and anticipated future trends were also incorporated into other assessments of the Company’s tangible and intangible assets for impairment, as applicable.

The Company also informs the Staff that it is not currently relying on any tax-planning strategies to support the realization of deferred tax assets.

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 44

7.	You indicate at the bottom of page 44 that as of October 1, 2012, the estimated fair value of each of your reporting units exceeded the carrying amount of assets and liabilities assigned to each unit. Please confirm that as of October 1, 2012 the fair value of each reporting unit was considered to be substantially in excess of its carrying value. If not, please confirm that you will provide the following disclosures in future filings:

•	Identification of the reporting unit;

•	A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value;

•	A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value of the reporting unit.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment if you cannot confirm that as of October 1, 2012, the fair value of each reporting unit was considered substantially in excess of its carrying value.

Company Response:

In response to Staff’s comment, the Company confirms to the Staff that as of October 1, 2012 the fair value of each of its reporting units was considered to be substantially in excess of its carrying value. The Company informs the Staff that the estimated fair value in excess of carrying value was not less than approximately 35% for any of its reporting units as of October 1, 2012. The Company also informs the Staff that the Company will disclose in future filings whether the fair value of each of its reporting units was considered to be substantially in excess of its carrying value.

Financial Statements

9. Debt and Lease Obligations, page 69

Senior Secured Notes, page 70

8.	It appears that capital stock and securities of subsidiaries of MSC or any guarantor constitutes collateral for your notes. In future filings, please revise your disclosure to indicate the extent of the capital stock and securities of your subsidiaries that is considered collateral for your notes.

Company Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, to indicate the extent of the capital stock and securities of its subsidiaries that is considered collateral for its notes.

14. Stock Option Plans and Stock Based Compensation, page 84

Stock-Based Deferred Compensation Plan, page 86

9.	Please clarify how you accounted for distributed and undistributed units under the 2004 DC Plan. In this regard we note you had 750,566 and 713,023 undistributed units as of December 31, 2011 and as of December 31, 2012. Please ensure you identify the certain circumstances under which this award could be distributed in the form of a cash payment and the related accounting implications, if any.

The Company acknowledges the Staff’s comments and informs the Staff the Company has accounted for the units granted under the 2004 DC Plan as an equity award, and the compensation cost, with a corresponding credit to equity, was recognized over the service period, which was completed following the termination of the forfeiture period during the year ended December 31, 2004 and 2005.

The Company informs the Staff that under the terms of the 2004 DC Plan, no participant has the right to require a cash payment except in the case of death or disability of the participant. In the event of a termination of employment by the Company without cause or by the participant for good reason, the plan administrator has the discretion to pay the award in cash. Therefore, under the terms of the 2004 DC Plan, the payment of the awards in cash is not deemed probable, nor does the Company have a past practice of settling the awards in cash. As the obligation must be settled through the delivery of a fixed number of the Company’s units, the Company has applied the guidance in ASC 710-10-25-15 and subsequently accounted for the undistributed units as a Plan A arrangement and classified the deferred compensation obligation as an equity instrument.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (614) 225-2066 or (614) 225-7299 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William H. Carter

William H. Carter
Executive Vice President and Chief Financial Officer

cc:	Douglas A. Johns, Esq., Momentive Specialty Chemicals Inc.
David S. Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP